Basquiat Update: Limited Shares Remain

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Masterworks <notification@masterworks.com>

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Hello Sam,

Since our latest Basquiat has limited shares remaining, we thought you'd want to check out this quote from Christie's global president Alex Rotter, in a recent interview with the *NYT*:

> "If you asked me to name one artist, it's Basquiat," Rotter said. "Over the past five years, he has the broadest attraction to people at different price levels."

The New York Times

That broad appeal is the reason we like Basquiat's market—he's transacted frequently, and at multiple levels. Even in soft markets, we've seen that bidders have still bought Basquiat.

Our latest Basquiat is one of the lowest-priced works we've ever offered from him, representing a unique opportunity to invest in this price band of his market.

It's at 93% progress—invest here and view the offering circular below.

97% PROGRESS

Thanks,

The Masterworks Team

—

MASTERWORKS

www.masterworks.com

225 Liberty St. 29th Floor, New York, NY 10281

Important Disclosures

View offering circular here. Investing involves risk. Past results are not indicative of future outcomes.

Masterworks is providing this communication as an agent for its issuer entities, not Masterworks Advisers. Content does not contain legal, tax, investment advice, or a personalized recommendation. Masterworks is not a licensed broker-dealer by the SEC or FINRA.

Masterworks can only make and accept sales after an offering statement has been filed, and "qualified", by the SEC. Any offers may be revoked before notice of qualification. Indications of interest involve no obligation. For further disclosure on Regulation A Offerings, Risks of Investing, Performance Metrics, Art Market Data, Progress Bar, and more visit the offering documents filed with the SEC and Important Disclosures at masterworks.com/cd.

Art sales price data is comparative only. Each painting is unique and historical data is not a direct proxy for any specific painting or investment. Data represents whole art not an investment into our offerings which includes fees and expenses. Any comparative images are not currently live offerings and are provided for educational purposes only.

"Progress" reflects the percentage of the total offering for which investors have initiated a subscription on the website's buyflow. This includes subscriptions that have closed for which shares have been issued, subscriptions that have been funded, but are not yet closed, subscriptions that been signed (i.e. reserved), but not yet funded and subscriptions that have been initiated whereby a person has entered the number of shares and amount they wish to purchase, but has not yet completed the subscription. Since some of these potential investors will ultimately not complete the purchase, the progress percentage always reflects the higher end of the range of subscriptions received at any given point in time.

Critics referenced are not investors in Masterworks Offerings. Their affiliation with artists is not an endorsement of Masterworks. Use of these names, logos, and brands is for identification purposes only.

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